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82-1209

09047218

NEWS RELEASE October 15, 2009

GGL RESOURCES CORP. – DIAMONDS...AND MUCH MORE

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Resources Corp. (TSX-V: GGL) ("GGL") is pleased to address the reasons for the name change from GGL Diamond Corp. to GGL Resources Corp. and to provide a brief update.

GGL is more than diamonds and the new name more properly represents the variety of GGL's assets.

SUPPL

GOLD PROPERTIES:

British Columbia

Located in northwest British Columbia, Canada, the McConnell Creek Gold Property is 100% owned by GGL and assessment work has been filed to maintain the property in good standing for ten years. Trenching and diamond drilling have outlined a gold zone 145 meters in length with widths ranging from 0.6 to 6.2 meters and averaging 1.8 meters. Within the zone, gold values vary from 1.7 grams/tonne (g/t) to 44.02 g/t and average 6.79 g/t. Diamond drilling has traced the zone to a depth of 250 meters in the deepest hole drilled to date. Two other gold zones have been discovered; one by trenching and another by a single exploration drill hole. The size of these zones remains to be determined. Anomalous gold in soil values associated with geophysical anomalies occur intermittently over a length of 12 kilometers and these new targets are being outlined for future exploration.

High grade copper occurrences southwest of the gold zones are hosted by Jurassic granitic and volcanic rocks, indicative of the potential for a porphyry copper-gold mineralization.

Northwest Territories

Three areas of gold mineralization, all 100% owned by GGL and located in the Northwest Territories of Canada, occur within the Providence Greenstone Belt (PGB), a geological setting similar to the greenstone belts of the Abitibi and Red Lake areas in eastern Canada. Our exploration crews have recently completed field examinations of the three areas in the PGB and further updates will be available this fall. As previously reported, the three areas include:

AREA 1: Assay results from two samples 300 m apart returned 22.62 g/t and 27.77 g/t gold within a quartz-filled shear zone in mafic volcanics adjacent to a banded iron formation (BIF).

AREA 2: A grab sample assayed 42.68 g/t gold and an adjacent channel sample returned 19.88 g/t over a length of 0.55 m. The full extent of the zone is obscured by overburden. Results from the recent work are pending.

AREA 3: A gold-bearing banded iron formation discovered by Noranda in 1984 has been traced for a length of 4 kilometers and a width of 20 to 40 meters. Magnetic surveys indicate that additional wide zones of BIF may be present.

One of the objectives of the recently completed fieldwork was to gather additional information in order to design the next phase of exploration with a view to initiating this early next winter/spring, subject to financing.

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#906-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.608-9887 | Toll Free 1.866.688.0546 | info@gglresourcescorp.com |
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VMS (volcanogenic massive sulfide) DEPOSITS

Within the GGL claim block, the Providence Greenstone Belt contains two historic VMS discoveries, one of which is wholly owned by GGL. Our consultants, Aurora Geosciences Ltd., have recommended an exploration program to explore this copper-zinc-silver-lead prospect.

Several other potential VMS zones, initially indicated by a VTEM airborne geophysical survey, were confirmed by surface grab samples to be anomalous in base metals. Other VTEM anomalies with the distinctive signature of the known VMS deposits have also been noted within the GGL claim block.

NICKEL

The Providence Greenstone Belt contains komatiites and pillow basalt volcanic rocks that are known to host nickel deposits elsewhere. The discovery of a nickel deposit in the area confirms this potential and GGL has identified a number of drill targets based on geology and VTEM geophysics.

DIAMONDS

The Joint Venture with De Beers, adjacent to the Mountain Province/De Beers diamond deposits, remains in force. The Doyle diamondiferous sill is 100% owned by GGL, as is the Fishback (the BIG HOLE) property.

Pursuant to an Exploration and Option agreement with Kennecott Canada Exploration Inc. signed earlier this year, Kennecott has been evaluating the CH Project Area west of the Diavik Diamond Mine. Work has included a ground gravity survey. Kennecott has until December 2011 to complete $900,000 of diamond exploration expenditures and are now planning future exploration programs which are expected to include drilling of existing kimberlite targets.

GGL's previous diamond exploration on its wholly-owned PGB claims has located a number of high count kimberlite indicator mineral trains with good G-10 chemistry.

The Company's high quality and secure assets present an opportunity to find partners and/or to secure financing for continued exploration.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: For more information, please check our web site at www.gglresourcescorp.com.

Forward-Looking Information: This news release contains "forward-looking statements" and the cautions regarding such statements apply.